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3/11/03

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SECU[...] 03014537 [...]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~47588~~

51822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMBARCADERO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8910 University Center Lane, Suite 570
(No. and Street)

San Diego (City) California (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Michelsen 858-204-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA
(Name – *if individual, state last, first, middle name*)

5755 Oberlin Drive, San Diego, CA 92121-4717
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Michelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Embarcadero Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Embarcadero Securities, LLC

for the Year ended December 31, 2002
with Report of Independent Auditor

Embarcadero Securities, LLC

Financial Statement

Year ended December 31, 2002

Contents

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Embarcadero Securities, LLC:

I have audited the accompanying balance sheet of Embarcadero Securities, LLC, as of December 31, 2002, and the related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Embarcadero Securities, LLC, at December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2003

Embarcadero Securities, LLC
Balance Sheet
December 31, 2002

Assets

Current assets:		
Cash and cash equivalents	$	8,261
Commissions receivable		262,167
Clearing firm deposit		503,930
Total assets		774,358

Liabilities and Members Equity

Current liabilities:		
Accounts payable		14,311
Commissions payable		265,367
Income taxes and LLC fees payable		1,700
Total liabilities		281,378
Members' equity		492,980
Total Liabilities and Members Equity	$	774,358

See accompanying notes.

Embarcadero Securities, LLC
Statement of Income
For the year ended December 31, 2002

Income		
Commissions	$	5,339,269
Dividends and Interest		18,544
Other income		206,104
Total income		5,563,917
Expenses		
Clearing charges		41,401
Commissions		1,940,351
Communications		64,615
Depreciation		12,279
Legal and professional		218,532
Rent		83,004
Salaries and wages		2,316,860
Travel and entertainment		142,260
General and administrative		338,962
Total expenses		5,158,264
Net income before taxes		405,653
State LLC fees and tax		1,700
Net income	$	403,953

See accompanying notes.

Embarcadero Securities, LLC
Statement of Cash Flows
for the Year ended December 31, 2002

Operating Activities:	
Net income	$ 403,953
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,279
Decrease in commissions receivable	877,614
Decrease in clearing house deposit	3,733
Decrease in prepaid expenses	11,674
Decrease in other assets	26,775
Decrease in accounts payable	(159,449)
Decrease in commissions payable	(2,907,322)
Decrease in income tax and LLC fees payable	(11,540)
Total Adjustments	(2,146,236)
Net cash used by operating activities	(1,742,283)
Investing Activities:	
Stock acquisition for assets	156,948
Net cash provided by investing activities	156,948
Financing Activities:	
Members capital contribution	596,661
Members' distributions	(1,170,976)
Net cash used by financing activities	(574,315)
Net increase in cash	(2,159,650)
Cash and cash equivalents at beginning of year	2,167,911
Cash and cash equivalents at end of year	$ 8,261
Supplemental Disclosure:	
Cash paid during the year for:	
Income taxes and State LLC fees	$ 13,240

See accompanying notes.

Embarcadero Securities, LLC
Statement of Members' Capital
For the year ended December 31, 2002

Balance at December 31, 2001	$ 663,342
Member's capital contribution	596,661
Add: Net income	403,953
Subtotal	1,663,956
Less: Members' distributions	(1,170,976)
Balance at December 31, 2002	$ 492,980

See accompanying notes.

Embarcadero Securities, LLC
Notes to Financial Statement
December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization

Embarcadero Securities, LLC (the "Company") was formed in California on March 9, 1999. The Company is wholly owned by Gunner Holdings, LLC. The Company is a single member limited liability company located in San Diego, California.

The Company conducted businesses as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients. The Company's transactions are conducted on a fully disclosed basis with Spear, Leeds & Kellogg, a NYSE member firm. The Company is approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, and the State of California. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

In May 2002, The Company sold substantially all its assets and liabilities to UNX, Inc., in exchange for UNX common stock. The stock was subsequently distributed to the Company's sole member, Gunner Holdings, LLC. Since this transaction broker dealer operations have been conducted on a limited basis. Gunner Holdings is currently in negotiations to sell its entire interest in Embarcadero to another party. The effects, if any, for any such transaction will be reflected in a subsequent period.

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Comprehensive income:
The Company adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2002.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Property, equipment and premises:
Fixed assets costing more than $1,000 are capitalized and depreciated over an estimated useful life of five or seven years.

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments. The Company does not hold any securities or certificate of deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2002 the Company had $403,930 on deposit with that exceeded the maximum insurance coverage.

Income Taxes

As stated above, the Company is a single member limited liability company. The Company is not subject to Federal income tax, rather, its profits are reported by Gunner Holdings, LLC. Therefore, no provision for Federal income taxes is included in these financial statements.

The State of California has a similar statute, although California does assess an annual $800 franchise tax. In addition, the State of California imposes a graduated franchise fee based upon gross receipts. The Company's fee for the year ended December 31, 2001 is $900.

The Company is also assessed a fee of $325 by the State of New York and a fee of $325 by the State of Connecticut.

2. Clearing Firm Deposit

At December 31, 2002, a balance of $503,930 is on deposit with the Company's clearing firm. to satisfy a broker dealer branch operation.

3. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital.

Net capital and aggregate indebtedness change day by day, but by December 31, 2002, the Company's net capital of $474,221 exceeded the minimum net capital requirement by $455,462. The Company's ratio of aggregate indebtedness to net capital was 0.57% to 1. This ratio is less than the 15 to 1 ratio requirement for a broker dealer in business for more than one year.

****

Embarcadero Securities, LLC
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
December 31, 2002

Computation of Net Capital	Focus Report December 31, 2002	Audited Financial Statements December 31, 2002	Change
Total assets	$ 525,906	$ 774,358	$ (248,452)
Less: Liabilities	(39,258)	(281,378)	242,120
Net worth	486,648	492,980	(6,332)
Less: Non-Allowable Assets			
Fixed assets	-	-	-
Prepaid expenses	-	-	-
Other assets	-	-	-
Total Non-Allowable Assets	-	-	-
Tentative Net Capital	486,648	492,980	(6,332)
Less:			
Haircuts	-	-	-
Net Capital	486,648	492,980	$ (6,332)
Minimum Net Capital Required	2,617	18,759	
Excess Net Capital	$ 484,031	$ 474,221	
Ratio of aggregate indebtedness to net capital	0.08%	0.57%	

The changes between the Company's Focus Report and the Audited Financial Statements are attributed to year end accruals and management's adjustment for estimates.

See accompanying notes.

Embarcadero Securities, LLC

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

Embarcadero Securities, LLC is exempt from the Reserve Requirement of Rule 15c3-3.

Embarcadero Securities, LLC

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2002

Embarcadero Securities, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3.

Steven Martinez, CPA
An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Embarcadero Securities, LLC

In planning and performing my audit of the financial statements of Embarcadero Securities, LLC for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Embarcadero Securities, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2003